UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 5, 2022

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated December 5, 2022, regarding the Development in the MTN Lawsuit.

Istanbul, December 5, 2022

Announcement Regarding the Development in the MTN Lawsuit

On 26 November 2013, we have announced that our Company filed a lawsuit in South Africa against South African mobile operator MTN and its group companies, as well as former company executives, demanding compensation for the damages incurred by our Company as a result of the unlawful acts during the first private GSM License tender process in Iran, and on 1 June 2017, we have announced that the lawsuit was going to be examined on the merits. After the last hearing, the Court decided that the Iranian courts have jurisdiction and not the South African courts.

We are of the opinion that, in the lawsuit, which has been ongoing for almost 10 years, South African law should be applied and the South African courts should also have jurisdiction over the matter since MTN's headquarter is located in South Africa and the unlawful acts were planned in this location.

Therefore, our Company will continue to enforce all its legal rights against this decision including an appeal of the decision and will strongly and decisively continue to defend its rights for both compensation of the damages incurred and also to ensure that the relevant executives of MTN are held accountable and punished.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: December 5, 2022	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: December 5, 2022	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer